Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-152394,

333-152394-01 through 333-152394-12

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 8, 2009)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28, 2009. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated April 8, 2009, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

September 28, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – September 23, 2009

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

(Exact name of registrant as specified in its charter)

Delaware	333-147828	71-1018770
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10511 East Central, Wichita, Kansas	67206
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code (316) 676-7111

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 2.06	Material Impairments.

On September 23, 2009, Hawker Beechcraft Acquisition Company (“the Company”) determined, based on current global economic conditions and the Company’s updated expectation of the timing of a general aviation market recovery, it is likely that the fair value of its Business and General Aviation (“B&GA”) segment has been reduced below its current carrying value. As a result, the Company is performing an interim review of the value of its goodwill and indefinite-lived intangible assets and anticipates recording material non-cash impairment charges for the three month period ending September 27, 2009. As of June 28, 2009, the balance of goodwill and indefinite-lived intangible assets for the B&GA segment was $801.1 million, including $340.1 million of Goodwill and $304.0 million for the “Hawker” trade name, both of which are potentially impaired, and an aggregated remaining balance of $157.0 million primarily related to the Company’s King Air products which the Company believes is unlikely to be impaired at this time. The Company does not anticipate recording impairment charges related to the goodwill or indefinite-lived intangible assets of its Trainer Aircraft or Customer Support segments.

In connection with the evaluation of its goodwill and indefinite-lived intangible assets, the Company is also evaluating potential non-cash impairment charges related to surplus inventory, tangible fixed assets and certain definite-lived intangible assets as a result of decreased sales and production levels. In addition, the Company is evaluating the need for non-cash charges on loss-making aircraft due to downward pricing pressure, as well as potential increases to reserves for supplier claims as a result of decreased production levels and a near-term reduction in certain product development activity. The Company anticipates the impairment and other charges to be material, but has not yet completed the impairment and other analyses. As a result, the Company is unable to estimate the amount, or potential range of the amounts, of the impairment and other charges at this time.

The Company will file an amendment on Form 8-K/A within four business days of concluding on the amount, or range of amounts, of the anticipated charges to be recorded for the three months ending September 27, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/s/ Sidney E. Anderson
Sidney E. Anderson, Vice President and Chief Financial Officer

Dated: September 28, 2009